SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA
CANADA
 (Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PAMELA WALLIN
BRIAN SCHUMACHER
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell 125 Broad Street New York, New York 10004	J. PATRICK GANNON Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
Underwriting Agreement
Fiscal Agency Agreement
Form of Debenture
Opinion of the Director of Legal Services
List of Names and Addresses of Underwriters
Itemized List of Expenses

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2002, as set forth in the pages attached hereto:

Exhibit 1.1	Underwriting Agreement, dated December 5, 2002, relating to the Province’s 2.75% Global Debentures Series EU due January 17, 2006 (the “Debentures”);

Exhibit 4.1	Fiscal Agency Agreement, dated as of December 12, 2002, relating to the Debentures;

Exhibit 4.2	Form of Debenture;

Exhibit 5.1	Opinion of the Director of Legal Services of the Department of Justice of the Province (including Order-in-Council attached as annex thereto);

Exhibit 99.1	List of Names and Addresses of Underwriters; and

Exhibit 99.2	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on December 12, 2002.

Province of Manitoba

By:	/s/ Gary Gibson

Gary Gibson

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EXHIBIT INDEX

Exhibit
Number	Description	Page

1.1	Underwriting Agreement, dated December 5, 2002, relating to the Province’s 2.75% Global Debentures Series EU due January 17, 2006 (the “Debentures”)

4.1	Fiscal Agency Agreement, dated as of December 12, 2002, relating to the Debentures

4.2	Form of Debenture

5.1	Opinion of the Director of Legal Services of the Department of Justice of the Province (including Order-in-Council attached as annex thereto)

99.1	List of Names and Addresses of Underwriters

99.2	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures

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